Exhibit 99.2

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY
RETURN THE ENCLOSED PROXY

Annual General Meeting of Shareholders of

GALMED PHARMACEUTICALS LTD.

June 7, 2017

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The notice of the meeting, proxy statement and proxy card

are available at http://galmedpharma.investorroom.com/

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Mr. Guy Nehemya, Adv., and Ms. Yael Hollander, Adv., and anyone on their behalf as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all ordinary shares, par value NIS 0.01 per share, of Galmed Pharmaceuticals Ltd. (the “Company”), standing in the name of the undersigned at the close of trading on May 2, 2017, at an Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 16 Tiomkin St., Tel Aviv 6578317, Israel on Wednesday, June 7, 2017, at 17:00 p.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side.

The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the proposals on the agenda (the “Proposals”), other than Proposal Nos. 4, 6, 7, and 8, and, in the event proposal No. 8 is not adopted, then also Proposal No. 5 shall not be voted “FOR”, as specified in the enclosed proxy statement (the “Proxy Statement”). Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

If you do not state whether you are a controlling shareholder or have personal interest with respect to Proposal Nos. 4, 6, 7, and 8, and, in the event proposal No. 8 is not adopted, then also Proposal No. 5, your shares will not be voted for such Proposals.

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.

(Continued and to be Signed on Reverse Side)

* SPECIMEN *

1 MAIN STREET

ANYWHERE PA 99999-9999

VOTE BY MAIL

Mark, sign and date your proxy card and

return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the

Annual General Meeting to be held at 16 Tiomkin St.,

Tel Aviv 6578317, Israel on Wednesday, June 7, 2017,

at 17:00 p.m., Israel time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card - Ordinary Shares

DETACH PROXY CARD HERE TO VOTE BY MAIL

1.	To re-elect the following as Class III directors to serve as members of the Board until the annual general meeting to be held in 2020;

1(a).	Mr. Chaim Hurvitz	☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

1(b).	Mr. William Marth	☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

2.	To elect Prof. Ran Oren as a Class II director to serve as a member of the Board until the close of the annual general meeting to be held in 2019;	☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

3.	To elect Dr. Carol L. Brosgart as a Class I director to serve as a member of the Board until the close of the annual general meeting to be held in 2018;	☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

4.	To re-elect the following as the Company's external directors for a term of three years, commencing as of June 12, 2017;

4(a).	Ms. Tali Yaron-Eldar	☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

4(a)(1).

Are you a controlling shareholder or do you have personal interest in the approval of Proposal 4(a), other than personal interest that is not resulting from relationship with a controlling shareholder?

	☐ Yes	☐ No

4(b).	Dr. David Sidransky	☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

4(b)(1).	Are you a controlling shareholder or do you have personal interest in the approval of Proposal 4(b), other than personal interest that is not resulting from relationship with a controlling shareholder?	☐ Yes	☐ No

5.	To approve the compensation terms for directors of the Company;	☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

5(a).	Are you a controlling shareholder or do you have personal interest in the approval of Proposal 5?	☐ Yes	☐ No

6.	To approve the terms of office and employment of the Company's president and chief executive officer, Mr. Allen Baharaff;	☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

6(a).	Are you a controlling shareholder or do you have personal interest in the approval of Proposal 6?	☐ Yes	☐ No

7.	To approve an annual cash bonus and related objectives and terms thereof for 2017 for Mr. Allen Baharaff;	☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

7(a).	Are you a controlling shareholder or do you have personal interest in the approval of Proposal 7?	☐ Yes	☐ No

8.	To approve the Company's directors and officers compensation policy;	☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

8(a).	Are you a controlling shareholder or do you have personal interest in the approval of Proposal 8?	☐ Yes	☐ No

9.

To appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company's independent registered public accounting firm until the 2018 annual general meeting of shareholders.

	☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address.	☐

* SPECIMEN *		AC:ACCT9999	90.00

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sing in partnership name by an authorized person.